[Letterhead of Alon USA Partners, LP]

October 5, 2012

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Alon USA Partners, LP

Registration Statement on Form S-1

Filed August 31, 2012

File No. 333-183671

Ladies and Gentlemen:

Set forth below are the responses of Alon USA Partners, LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2012, with respect to the Registration Statement on Form S-1 (File No. 333-183671), filed with the Commission on August 31, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver three full copies of Amendment No. 1, as well as three copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-1 unless otherwise specified.

Registration Statement on Form S-1

General

1.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits including any material contracts and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. In this regard, please provide your partnership agreement, which is to be included as Appendix A, with your next amendment. In addition, please provide updated information regarding the status of your NYSE listing application as well as any omitted disclosure which has not been omitted pursuant to Rule 430A of Regulation C.

Securities and Exchange Commission

October 5, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that it intends to file the Form of Amended and Restated Agreement of Limited Partnership of Alon USA Partners, LP (the “Agreement of Limited Partnership”) with a subsequent amendment to the Registration Statement. The Partnership acknowledges that the Staff may have additional comments once the Agreement of Limited Partnership and other previously omitted information and exhibits are filed.

The Partnership advises the Staff that it was cleared to apply for listing on the New York Stock Exchange (the “NYSE”) on September 27, 2012 and is currently in the process of preparing the initial listing application to submit to the NYSE. The Partnership has revised the disclosure on the cover page of the prospectus and on pages 13, 121 and 152 of Amendment No. 1 regarding the status of its application with the NYSE.

2.	We note your statement at page 4 that the board of your general partner “will adopt a policy” (emphasis added) relating to your cash distributions. In every instance that you discuss your cash distribution policy, please revise to state that the board of your general partner has the right to modify or revoke the policy at any time, without unitholder approval and for any reason, and that your partnership agreement does not require you to make any distributions at all. We note your related disclosure at pages 11 and 21.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 4, 23, 33, 49, 85 of Amendment No. 1.

Prospectus Summary, page 1

Competitive Strengths, page 3

3.	We note your disclosure that one of your competitive strengths is due to the “low prices [you] pay for natural gas...” We also note your disclosure at page 70 that your operating expenses are significantly affected by prices in natural gas. Please revise your disclosure to clarify whether the rates you pay for natural gas are below market prices or are otherwise negotiated. To the extent that such rates are at market levels, please revise your disclosure to remove the implication that the rates that you pay constitute one of your competitive strengths.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that it pays market rates for natural gas. Accordingly, the Partnership has revised the Registration Statement to remove the implication that the rates the Partnership pays constitute one of the Partnership’s competitive strengths. Please see pages 3 and 84 of Amendment No. 1.

Securities and Exchange Commission

October 5, 2012

Business Strategy, page 4

4.	Please revise your disclosure to state that “except in connection with scheduled turnarounds and catalyst replacement,” you do not intend to maintain excess distribution coverage. In this regard, we note your related disclosure elsewhere, including, for example, at page 11.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly to remove references to its intention to maintain excess distribution coverage in connection with scheduled turnarounds and catalyst replacements. The Partnership advises the Staff that it expects that the board of directors of its general partner (the “Board”) will maintain a quarterly reserve to fund capital expenditures relating to the Partnership’s major scheduled turnarounds and catalyst replacements that occur approximately every five years. Such reserves are not intended for the purpose of providing the Partnership with excess distribution coverage but rather, are intended to provide the Partnership with a sufficient reserve to fund a portion of its maintenance capital expenditures. The Partnership has revised the Registration Statement to clarify the purpose of this reserve. Please see pages 11, 49 and 85 of Amendment No. 1.

The IPO Transactions, page 7

5.	In the first full bullet point on page 8, you state that you will “issue to Alon Energy [ ] common units, representing [ ]% limited partner interests.” Later on page 8, you state that you expect the remaining balance of the subordinated intercompany notes that are not repaid from the net proceeds of this offering will be converted into “partners’ equity” prior to closing. Please clarify the difference between the common units and the partners’ equity that you will issue to Alon Energy.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that, prior to closing of the offering, the remaining balance of the subordinated intercompany notes that are not repaid from the net proceeds of this offering will be eliminated through a contribution by Alon USA Energy, Inc. (“Alon Energy”) to capital for no additional consideration. The Partnership has revised the Registration Statement accordingly. Please see pages 8, 10, 45, 68, 78, 111, F-2 and F-6 of Amendment No. 1.

Non-GAAP Financial Measure, page 17

6.	We note the disclosure per page 77 of your filing which indicates that your revolving credit facility contains covenants requiring that you maintain a certain “Funded Debt to Adjusted EBITDA” ratio. As such, it appears that adjusted EBITDA may be considered a liquidity measure. Please tell us how you considered providing a reconciliation of this non-GAAP measure to cash flows from operating activities (i.e., the most directly comparable GAAP basis liquidity measure). Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Securities and Exchange Commission

October 5, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the ratio used in the Partnership’s revolving credit facility is “Funded Debt to Consolidated EBITDA” (not “Funded Debt to Adjusted EBITDA”), and the Partnership has revised the Registration Statement to fix the nomenclature error. Please see page 77 of Amendment No. 1. In addition, the Partnership advises the Staff that, while “Consolidated EBITDA” is used as a liquidity measure in the Partnership’s revolving credit facility, such measure is different than the Partnership’s “Adjusted EBITDA” presented in the Registration Statement, which is a measure of operating performance. “Consolidated EBITDA” under the Partnership’s credit facility differs from the Adjusted EBITDA presented in the Registration Statement because the credit facility measure excludes certain extraordinary or unusual non-cash losses and gains and non-cash charges and gains relating to inventory replacement costs. The Adjusted EBITDA measure included in the Registration Statement is intended to simply be a measure of operating performance that can be used by management and industry analysts for comparative purposes. Accordingly, the Partnership does not believe that a reconciliation of Adjusted EBITDA to cash flows from operating activities is appropriate or useful to prospective investors.

Risk Factors, page 18

General

7.	As appropriate, please ensure that each risk factor does not assert multiple risks that should be set forth in individual risk factors. For example, we note the risk factor at page 19 beginning “—The price of volatility of crude oil, other feedstocks, refined products...” contains risks associated with, among others, the spread between refined product prices and crude oil, price volatility in respect of your utility costs and the interplay between price volatility and your having to maintain large inventories.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement where appropriate such that each risk factor does not assert multiple risks that should be set forth in individual risk factors. Please see pages 20, 21, 22 and 25 of Amendment No. 1.

We may incur significant costs and liabilities..., page 28

8.	We note that you have reserved $6 million for investigation and remediation expenses. We also note your fulsome risk factor disclosure relating to potential environmental expenses as well as your disclosure at page 30 relating to your environmental insurance policies. In this regard, please revise your disclosure to discuss how your environmental reserves weigh against the financial impact of your environmental risks.

Securities and Exchange Commission

October 5, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the $6.0 million reserved for investigation and remediation expenses relate to historical soil and groundwater contamination at the Big Spring refinery and the Abilene, Southlake and Wichita Falls terminals. The Partnership does not reserve funds for unknown future environmental liabilities because such potential liabilities cannot be reasonably estimated. Because the Partnership’s environmental reserves are for historical contamination only, the Partnership respectfully submits that a discussion of its environmental reserves weighed against the financial impact of its environmental risks would not be useful to investors. The Partnership has revised its disclosure to clarify that the $6.0 million reserve is for remediation of historical contamination only. Please see page 28 of Amendment No. 1.

Use of Proceeds, page 45

9.	We note your statement that “we may increase (decrease) the number of common units we are offering.” This implies that the offering may not be a firm commitment and that the prospectus may not accurately disclose the size of the offering. Please note that, at the time of effectiveness, your prospectus must set forth the number of units you intend to sell, and that any changes in the size of the offering after effectiveness must be reflected in a prospectus supplement or post-effective amendment, as required by Rule 430A, or in a new registration statement for additional units. Please confirm your understanding. If you keep this statement, please also include an explanation of your filing obligations in the event of a change in the size of the offering.

RESPONSE:

The Partnership acknowledges the Staff’s comment and hereby confirms that the offering will constitute a firm commitment underwriting and that at the time of effectiveness, the Registration Statement will set forth a firm number of units that we intend to sell, together with a maximum number of units comprising the underwriters’ option to purchase additional units. Accordingly, the Partnership has revised the Registration Statement to remove the referenced disclosure. Please see page 45 of Amendment No. 1.

10.	We note that the proceeds from the offering will be used to repay amounts due under your intercompany notes. While we note your disclosure on page 60 that you do not expect to have significant additional borrowings under your amended and restated revolving credit facility during the twelve months ending June 30, 2013, please revise your disclosure to clarify whether you have plans to issue additional notes or draw down on your existing revolving credit facility or the new term loan facility on or shortly after the completion of the offering.

Securities and Exchange Commission

October 5, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement to clarify that shortly after the completion of the offering, the Partnership has no plans to issue additional notes or draw down on its existing revolving credit facility (other than in the ordinary course to fund capital expenditures and working capital). Please see pages 45, 60 and 68 of Amendment No. 1. As disclosed on page 45 of Amendment No. 1, the Partnership has assumed an amount of borrowings under its amended and restated revolving credit facility during the twelve months ending June 30, 2013 which would be consistent with its ordinary course past practice. In addition, the Partnership refers the Staff to the section entitled “Capitalization” on page 46 of Amendment No. 1, which indicates that the Partnership’s $250 million term loan facility will be fully drawn following the offering.

11.	We note your statement that “the exercise of the underwriters’ option will not affect … the amount of cash needed to pay the minimum quarterly distribution on all units.” This contradicts with your statements elsewhere that you will not have a minimum quarterly distribution. Please advise.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the Partnership will not have a minimum quarterly distribution. The Partnership has revised the Registration Statement to remove the language referenced in the Staff’s comment. Please see page 45 of Amendment No. 1.

Cash Distribution Policy and Restrictions on Distributions, page 49

Limitations on cash Distributions..., page 49

12.	We note your disclosure at page 50 that your credit facilities will contain certain restricted payment covenants “other than quarterly cash distributions to [y]our unitholders in accordance with [y]our partnership agreement.” We note your disclosure elsewhere that your partnership does not require that cash distributions be paid. Please revise your disclosure to reconcile this apparent inconsistency or clarify what your partnership agreement requires.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that while the Partnership will not be required to make quarterly distributions to its unitholders under the terms of its Agreement of Limited Partnership, in connection with this offering, the Board will adopt a cash distribution policy pursuant to which the Partnership will, subject to the discretion of the Board, make distributions of its available cash each quarter to its unitholders. Accordingly, the Partnership’s credit facilities will permit cash distributions made in accordance with the Board’s cash distribution policy. As requested, the Partnership has revised the Registration Statement to clarify this point. Please see page 50 of Amendment No. 1.

Securities and Exchange Commission

October 5, 2012

Unaudited Pro Forma Available Cash, page 52

13.	You present pro forma information for the year ended December 31, 2011 and twelve months ended June 30, 2012. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results. In addition, as you intend to make quarterly distributions, please disclose your distributions on a quarterly basis.

RESPONSE:

The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that for the reasons discussed below, we are unable to provide the pro forma distribution amounts on a quarterly basis. Moreover, because the amount of our quarterly distributions, if any, will vary significantly each quarter, we believe that such quarterly pro forma information would not be meaningful for investors.

The financial statements of our predecessor consist of carve-out financial statements for the Big Spring Refinery and Wholesale Marketing Business (as defined below in our response to comment 22). In addition, our predecessor was not required to prepare quarterly financial information for all periods and we have not prepared quarterly financial information for all periods. Accordingly, we have not used or relied on quarter-by-quarter financial information to determine if we would have generated available cash sufficient to pay the initial quarterly distribution for each quarter during those periods. Rather, we have based our determination whether we would have generated sufficient available cash to pay the initial quarterly distribution for each quarter during the applicable period on financial information for the entire four-quarter period. As a result, we are unable to provide the pro forma distribution amounts on a quarter-by-quarter basis.

The Partnership further respectfully advises the Staff that the Partnership believes that providing pro forma cash available for distribution for the year ended December 31, 2011 and the twelve months ended June 30, 2012 (or the twelve months ended September 30, 2012, if appropriate), in each case, in the aggregate as opposed to a quarter-by-quarter presentation, is the most useful presentation for investors, in light of the variable nature of any distributions the Partnership may make after its initial public offering. The Partnership believes that such aggregate information will provide investors with meaningful additional information with respect to the Partnership’s ability to have paid quarterly distributions for the prior periods presented. The Partnership will, however, supplement this pro forma financial information with a quarterly presentation of its forecast of cash available for distribution, as reflected in Amendment No. 1, which the Partnership believes will be more meaningful to, and more relevant for, its potential investors.

14.	Please clarify if the penultimate line item in the table on page 52, “Common units outstanding as of record date of the period presented,” reflects all the common units that you will issue as part of the IPO Transactions, including those units to be issued to Alon Energy and in this offering. If not, please explain how investors in this offering are to compare the “Pro forma available cash per unit” line item in this table with the “Estimated cash available for distribution per unit” line item in the table on page 56.

Securities and Exchange Commission

October 5, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and hereby confirms that the penultimate line on the table reflects all of the common units that will be issued as part of the IPO Transactions, including units to be issued to Alon Energy. In addition, the Partnership has revised the Registration Statement to delete references to “record date for the period presented” to clarify the disclosure. Please see pages 52 and 56 of Amendment No. 1.

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2013, page 53

Forecast Assumptions and Considerations, page 57

Interest Expense, page 59

15.	We note your disclosure stating “the weighted average interest rates on our amended and restated revolving credit facility and new term loan facility during the year ended December 31, 2011 were 4.0% and 8.0%, respectively.” We also note on page 78 under “New Term Loan Facility” you disclose “borrowings under the new term loan facility are expected to yield 8.0% per annum.” Please clarify to disclose whether the 8.0% interest rate on the new term loan facility is a current interest rate or an interest rate for which you currently have a commitment.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the 8.0% interest rate on the Partnership’s proposed new term loan facility is an assumed rate based on the Partnership’s review of current market conditions. The Partnership does not currently have a commitment regarding any of the terms of its proposed new term loan facility but will in a subsequent amendment to the Registration Statement provide information regarding its term loan facility commitment, including the interest rate, when available. The Partnership has revised the Registration Statement accordingly. Please see pages 60, 78 and F-7 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Results of Operations, page 70

16.	Please expand your analysis to quantify the impact of each causal factor identified as causing a change in your revenues, cost of sales, and direct operating expenses in each period for which financial statements are presented. For example, quantify the impact of changes in refinery throughput and refined product prices on revenue. Refer to Item 303(A)(3) of Regulation S-K.

Securities and Exchange Commission

October 5, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the Partnership has expanded its analysis in the Registration Statement to quantify the impact of each factor identified as causing a change in the revenues, cost of sales, and direct operating expenses in each period for which financial statements are presented. Please see pages 72, 73, 74 and 75 of Amendment No. 1.

Liquidity and Capital Resources, page 75

17.	Please revise your disclosure to discuss your need to access other external financing sources to fund your growth and how this fact may affect your liquidity.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 75 of Amendment No. 1.

Business, page 82

Competitive Strengths, page 83

18.	Please cite the source(s) used for the graph at page 84.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 84 of Amendment No. 1.

Management, page 99

Management of Alon USA Partners, LP, page 99

19.	We note your disclosure at page 100 that the board of your general partner will “determine whether to seek approval of the conflicts committee on a case by case basis.” Please revise your disclosure to discuss the factors the board will utilize to make such a determination.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 100 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 108

20.	Please revise to identify the natural person who has voting and investment control over the interests owned by Alon USA Energy, Inc.

Securities and Exchange Commission

October 5, 2012

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that Alon Energy is a publicly held company with its common stock traded on the NYSE. The board of directors of Alon Energy maintains voting and investment control over the interests owned by Alon Energy. The Partnership has revised the Registration Statement to identify the members of the board of directors of Alon Energy. Please see page 108 of Amendment No. 1.

Tax Consequences of Unit Ownership, page 139

Ratio of Taxable Income to Distribution, page 139

21.	We note your statement that the ratio of taxable income to distributions may differ from your estimate if, for example, the earnings from operations exceed the amount required to make anticipated quarterly distributions on all units, “yet we only distribute the anticipated quarterly distribution on all units.” Given that you will not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time, please clarify or provide quantitative disclosure of what you mean by “anticipated quarterly distribution” in this context.

RESPONSE:

The Partnership acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 139 of Amendment No. 1.

Combined Financial Statements

General

22.	We note that Alon USA Partners, LP was formed on August 17, 2012 by Alon USA Energy, Inc. It does not appear that presenting the assets and historical operations of the Big Spring refinery and the associated wholesale marketing operations as the financial statements of Alon USA Partners, LP is appropriate. Please revise.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that the Partnership has revised the Registration Statement to provide that unless otherwise noted, references in this prospectus to “Alon USA Partners, LP” “we,” “our,” “us” or like terms when used in a historical context refer to the businesses and assets of Alon USA Partners, LP Predecessor, the Partnership’s predecessor for accounting purposes and when used in the present tense or prospectively, refer to Alon USA Partners, LP and its subsidiaries. The Partnership has further clarified in the Registration Statement that Alon USA Partners, LP Predecessor consists of assets and historical operations of a crude oil refinery and related pipeline and terminal network in Big Spring, Texas (the “Big Spring Refinery”) and the branded and unbranded wholesale marketing distribution business related to the Big Spring Refinery (the “Wholesale Marketing Business,” and together with the Big Spring Refinery, the “ Big Spring Refinery and Wholesale Marketing Business”), which will be contributed to the Partnership in connection with the offering. Please see page 1 of Amendment No. 1.

Securities and Exchange Commission

October 5, 2012

Notes to Combined Financial Statements

Note 1 – Description and Nature of Business, page F-16

23.	We note that you operate in a single reportable segment for financial reporting purposes based on how your business is managed. Please provide us with a courtesy copy of two recent internal reports used by your chief operating decision maker to make decisions about resources allocation and to evaluate your financial performance. Refer to FASB ASC 280-10-50.

RESPONSE:

The Partnership was formed in August 2012 to acquire by contribution and operate the Big Spring Refinery and Wholesale Marketing Business, which are currently owned by Alon Energy. Alon Energy is a publicly traded corporation that owns and operates three distinct business segments and currently reports the segments as such, including (i) a refining and unbranded marketing segment that includes three refineries, including the Big Spring Refinery, as well as the unbranded marketing operations of Alon Energy (the “Refining Segment”); (ii) an asphalt segment that markets asphalt produced at Alon Energy’s refineries (the “Asphalt Segment”); and (iii) a retail and branded marketing segment that operates approximately 300 convenience stores and markets motor fuels to approximately 640 locations, including Alon Energy’s convenience stores, under the Alon brand name (the “Retail Segment”). These segments represent how Alon Energy’s chief operating decision maker has historically reviewed its business operations and reflect that the Big Spring Refinery and Wholesale Marketing Business has not historically been evaluated as a single operating segment. Accordingly, the Partnership is unable to provide the requested internal reports. However, as discussed in further detail below, after the consummation of initial public offering (the “Offering”) of the Partnership, the Partnership believes the Big Spring Refinery and Wholesale Marketing Business will operate as a single operating segment.

In reaching its conclusion, the Partnership considered the criteria in FASB ASC 280-10-50-1, which provides that an operating segment is a component of an enterprise that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).

•	Its operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.

Securities and Exchange Commission

October 5, 2012

The Partnership has concluded that the Big Spring Refinery and Wholesale Marketing Business represents a single reportable segment as these operations earn revenues and incur expenses. In addition, after consummation of the Offering, the CODM, the President and Chief Executive Officer of the Partnership, will view the Big Spring Refinery and Wholesale Marketing Business as an integrated structure supported by the production of the Big Spring Refinery. In addition, decisions by the CODM will be made regarding the business as one enterprise. These operations will be fully integrated and intertwined whereby key strategic management decisions will be made based on the operations as a whole (e.g., at a consolidated level). Moreover, after completion of the Offering, Alon Energy, which will consolidate the Partnership’s results in Alon Energy’s financial statements, will modify its reportable segments to combine its wholesale branded marketing operations into the Refining and Unbranded Marketing segment. As a result, upon completion of the Offering, Alon Energy’s reporting segments will consist of: (1) Refining and Marketing, (2) Asphalt, and (3) Retail.

Finally, discrete financial information regarding the operating results of the Big Spring Refinery and Wholesale Marketing Business will be available and reviewed by the CODM. In particular, the Partnership’s CODM will regularly review and rely on monthly, quarterly and annual reports detailing the Partnership’s revenues and profitability as a single operating segment to make decisions about resource allocation and to assess performance. The Partnership’s CODM will also make capital expenditure decisions based on the Partnership’s consolidated results of operations.

Exhibits, page II-2

24.	Please provide your analysis as to whether you are required to file the 20-year fuel supply agreement and the 20-year asphalt supply agreement with Alon Energy and, if not, why.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that it intends to file a Form of Fuel Supply Agreement and a Form of Asphalt Supply Agreement with a subsequent amendment to the Registration Statement. The Partnership has revised the list of exhibits to include these agreements. Please see pages II-4 and II-9 of Amendment No. 1.

25.	In addition, please provide your analysis under Item 601(b)(10) of Regulation S-K as to whether you are required to file the pipeline throughput, pipelines and terminals or similar agreements referenced under “Business—Our Refinery” beginning at page 90.

RESPONSE:

The Partnership acknowledges the Staff’s comment and advises the Staff that it has filed the Pipelines and Terminals Agreement, dated February 28, 2005, between Alon USA, LP and Holly Energy Partners, L.P. (the “HEP Pipelines and Terminals Agreement”) as an exhibit to the Registration Statement. Please see pages II-4 and II-9 and Exhibit 10.24 to Amendment No. 1. With respect to the remaining agreements referenced in the Staff’s comment, the Partnership respectfully submits that it is not required to file such contracts as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

October 5, 2012

The Partnership operates a crude oil refinery as its core business, including arranging for storage and transportation of crude oil and refined products, and these contracts are entered into on a routine basis. Item 601(b)(10)(ii) states that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one of four categories. The Partnership has evaluated each of these categories and concluded that, with the exception of the HEP Pipelines and Terminals Agreement, which has been filed as an exhibit to the Registration Statement, the categories set forth in Item 601(b)(10)(A), (B), (C) and (D) are inapplicable to the Partnership’s agreements referred to in the Staff’s comment. As such, the Partnership does not believe it is required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

* * * * *

Securities and Exchange Commission

October 5, 2012

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

ALON USA PARTNERS, LP

By:	/s/ James Ranspot
Name:	James Ranspot
Title:	Chief Legal Counsel—Corporate and Secretary

Enclosures

cc:	Sirimal R. Mukerjee (Securities and Exchange Commission)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

Gillian Hobson (Vinson & Elkins L.L.P.)

Sean T. Wheeler (Latham & Watkins LLP)

Divakar Gupta (Latham & Watkins LLP)

David Wiessman (Alon USA Partners, LP)

Paul Eisman (Alon USA Partners, LP)

Shai Even ( Alon USA Partners, LP)